Exhibit 99.3

AMERICAS SILVER CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017
DATED AUGUST 9, 2017

Americas Silver Corporation
Management’s Discussion and Analysis
Table of Contents

Forward-Looking Statements	1
Management’s Discussion and Analysis	2
Overview	2
Recent Developments and Operational Discussion	3
Results of Operations	9
Summary of Quarterly Results	11
Liquidity	11
Capital Resources	12
Off-Balance Sheet Arrangements	13
Transactions with Related Parties	13
Risk Factors	13
Accounting Standards and Pronouncements	13
Financial Instruments	13
Capital Structure	14
Controls and Procedures	14
Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce	14

Unless otherwise indicated, in this Management Discussion and Analysis all reference to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management Discussion and Analysis are based on dollar amounts before rounding.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2017

Forward-Looking Statements

Statements contained or incorporated by reference in this MD&A that are not current or historical factual statements may constitute forward-looking information or forward-looking statements within the meaning of applicable Canadian and United States securities laws. All statements other than statements of historical fact included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including without limitation, statements regarding any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements, estimates of mineral reserves and resources, the realization of mineral reserve estimates, completion of the San Rafael Project, impairment of mining interests and non-producing properties, the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development, success of exploration activities, permitting timelines, government regulation of mining operations, environmental risks, the going concern assumption, and the timing and possible outcomes of pending litigation, negotiations or regulatory investigations are or involve forward-looking statements. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “anticipates”, “assumes”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “guidance”, “indicates”, “intends”, “likely”, “may”, “objective”, “outlook”, “plans”, “potential”, “predicts”, “scheduled”, “should”, “target”, “trends”, “will”, or “would” or the negative or other variations of these words or other comparable words or phrases. This MD&A and its appendices, including those set out under “Risk Factors” in this MD&A and any documents incorporated herein by reference, contain forward-looking statements including, but not limited to those relating to the Company. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this MD&A and its appendices including any documents incorporated herein by reference describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied in the forward-looking statements in this MD&A and its appendices, including the documents incorporated herein by reference, if known or unknown risks affect the respective businesses of the Company, or if their estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Canadian securities laws. The Company has made a number of assumptions in making forward-looking statements in this MD&A and its appendices including any documents incorporated herein by reference.
This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the MD&A. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward‑looking statements.

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Silver Corporation (“Americas Silver” or the “Company”) constitutes management’s review of the Company’s financial and operating performance for the three and six months ended June 30, 2017, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated August 9, 2017 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three and six months ended June 30, 2017 and 2016. The unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2017 and 2016 are prepared in accordance with International Accounting Standards (“IAS”) 34 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company are available on SEDAR at www.sedar.com and on the Company’s website at www.americassilvercorp.com.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2017

In this report, the management of the Company presents operating highlights for the three months ended June 30, 2017 (“Q2-2017”) compared to the three months ended June 30, 2016 (“Q2-2016”) and for the six months ended June 30, 2017 (“YTD-2017”) compared to the six months ended June 30, 2016 (“YTD-2016”) as well as comments on plans for the future. Throughout this MD&A, references to silver equivalent ounces produced are based on average silver, zinc, lead and copper realized metal prices during each respective period, except as otherwise noted.

On December 21, 2016, the Company filed articles of amendment to complete an approved share consolidation of the Company’s issued and outstanding common shares on the basis of twelve pre-consolidated common shares for one post-consolidated common share. The share consolidation affects all issued and outstanding common shares, options, warrants, deferred share units, and restricted share units. All information relating to issued and outstanding common shares, options, warrants, deferred share units, restricted share units, and related per share amounts in this MD&A have been adjusted retrospectively to reflect the share consolidation.

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This discussion contains statements about the Company’s future financial condition, results of operations and business. See page 1 of this report for more information on forward-looking statements.

The Company was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas.

Overview

The Company has operations in two of the world's leading silver areas: the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

In Sinaloa, Mexico, the Company operates the 100%-owned producing Nuestra Señora silver-zinc-copper-lead mine located in the Cosalá District. The Company declared commercial production in January 2009 following development of the Nuestra Señora mine and commissioning of the Los Braceros processing facility. The Cosalá area land holdings also host several other known deposits and prospects including the San Rafael zinc-lead-silver project (“San Rafael”), and the El Cajón silver-copper deposit (“El Cajón”). These properties are located in close proximity to the Los Braceros processing plant. The Company is a significant concession holder in the Cosalá District, with holdings of over 21,000 hectares (“ha”), containing numerous mineral concessions including previously producing mines.

In Idaho, USA, the Company operates the 100%-owned producing Galena Complex acquired through the business combination with U.S. Silver. The Galena Complex’s primary assets are the operating Galena Mine, the Coeur Mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of northern Idaho. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a modern production history of more than sixty years. The Coeur Mine has been put on care and maintenance pending an improvement in the silver price. The Company is currently exploring high-grade areas of the Caladay development project.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2017

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company’s current strategy is focused on extending the mine life of its current assets profitably and on developing San Rafael. Exploration will continue on prospective targets with an emphasis on the Cosalá District, the San Felipe Project, and silver-lead areas at the Galena Complex.

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally.  The head office of the Company is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in the jurisdictions of Ontario, British Columbia, Alberta, and Quebec, and is listed on the TSX trading under the symbol “USA” and on the NYSE MKT trading under the symbol “USAS”.

Recent Developments and Operational Discussion

Q2-2017 Highlights

•
Production of 1.2 million consolidated silver equivalent ounces and 0.6 million silver ounces at cost of sales of $11.00/oz. equivalent silver, by-product cash cost of $6.31/oz. silver, and all-in sustaining cost of $9.74/oz. silver for the quarter.

•	Revenue of $17.2 million and net income of $0.9 million for the quarter or $0.02 per share.
•	Substantial increase of cash flow generated from operating activities before non-cash working capital items of $3.2 million for the quarter and $6.3 million year-to-date.
•	San Rafael development project continues to be on-time and on-budget for production before the end of Q3-2017.

Consolidated Operations

The second quarter of 2017 continued to be positive for the precious metals industry as the silver industry sustained its recovery from multi-year lows in precious and base metal prices. Year-over-year, the spot silver price recovered from a low of $14.96 per ounce in April 2016 to a high of $18.56 per ounce in May 2017, a 24% increase, before decreasing to $16.47 per ounce by the end of Q2-2017. Additionally, the market prices for the Company’s lead, zinc and copper by-product metals significantly increased from considerable lows during 2016. The zinc price rose to a high of $1.26 per pound during the second quarter of 2017 after starting fiscal 2016 at $0.73 per pound while the lead price increased to a high of $1.06 per pound during the second quarter of 2017 after starting fiscal 2016 at $0.82 per pound. The Company’s liquidity position improved substantially, increasing cash generated from operations, as well as generating net income due to the strong operational performance and the metal price increases boosting margins.

During Q2-2017, the Company produced 1.2 million consolidated silver equivalent ounces and 0.6 million silver ounces compared to production of 1.0 million consolidated silver equivalent ounces and 0.6 million silver ounces during Q2-2016, a 18% and 1% increase, respectively. Costs of sales were $11.00/oz. equivalent silver, by-product cash costs were $6.31/oz. silver, and all-in sustaining costs were $9.74/oz. silver, representing year-over-year increase of 2%, and decreases of 45%, and 33%, respectively. Consolidated silver equivalent production increased due to the greater than estimated output from the Nuestra Señora mine at the Cosalá Operations as it continues to outperform expectations, partially offset by the lower grades at Galena during the quarter.

The Company previously planned to operate its Nuestra Señora mine through the end of Q1-2017, then transition to the El Cajón mine through to the commencement of production from San Rafael. Production for the Cosalá Operations continued to be sourced from the Nuestra Señora mine during Q2, 2017 as higher zinc and lead prices prioritized this ore above stockpiled silver-copper El Cajón ore. Further economic material continues to be sourced in Q3-2017 at lower operating costs and with minimal development cost from various levels of existing workings. This extension of life should result in better than expected costs and cash flow in the third quarter.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2017

The El Cajón development was completed at the end of the first quarter including blasting of the slot raise to allow long-hole production to begin. Intermittent processing of preproduction ore provided approximately 40,000 tonnes of mill feed during the first half of the year. The remaining ore extracted from El Cajón was stockpiled at the Los Braceros mill and is expected to be processed during Q3-2017 to supplement mill feed until San Rafael commences production at the end of Q3-2017. Management will be monitoring ore requirements and mill feed closely leading up to the anticipated commencement of San Rafael production and efforts will be made to maximize cash flow and minimize residual ore stockpiles following the transition.

The Company updated its shareholders on July 17, 2017 on the status of development at the San Rafael project in Sinaloa, Mexico. As at June 30, 2017, the Company has spent approximately $10.5 million of the revised $18 million budget on San Rafael and expects to have sufficient cash on hand and cash flow generated from continued operations to fund the remaining project development. The development remains on budget and on time to begin processing ore by the end of the Q3-2017 with mill modifications, machinery refurbishments, and ramp development progressing well.  The March 30, 2016 San Rafael Pre-Feasibility Study forecasted average annual production of 1 million ounces of silver, 50 million pounds of zinc and 20 million pounds of lead over an initial 6-year mine life at negative all-in sustaining costs based on current reserves and metal prices. The mine is expected to have an IRR of greater than 100%, generate substantial free cash flow and provide a step change in the Company’s cash cost and all-in sustaining cost profile in 2018 (based on the Pre-feasibility Study adjusted for $17.50 per ounce silver, $1.25 per pound zinc, $1.00 per pound lead, and 19.5:1 for MXP:USD exchange rate).

Both silver and lead production at the Company’s Galena Complex were below expectations in the second quarter due to a shortfall in grade despite greater tonnage. This shortfall was primarily a result of operational challenges, including reduced equipment availability and inadequate cemented fill quality, in some of the key production areas in the lower parts of the mine. The mill relied more than expected on lower grade development ore from the upper levels of the mine. The specific issues are being addressed and site personnel continue to advance their planning practices to improve production flexibility in the future. As a result of the lower lead grades processed in the first half of the year, lead production was approximately 3.5 million pounds below expectations.

Direct operating costs have been tracking well against expectations excluding an unexpected increase in employee-related medical costs in the quarter. The shortfall in lead production negatively impacted the cash costs because of lower by-product credits. Improvements will be realized as grades return to historic norms and new production areas begin to contribute consistently.

The Company expects to provide an exploration update on its Cosalá properties and update the Cosalá and Galena reserve and resource estimates in September 2017 (with an effective date of June 30, 2017) to better support its annual budgeting and life-of-mine planning.  Budgeting will be conducted in the second half of the year in anticipation of the Company providing guidance for fiscal 2018 on its properties to the market late in January 2018, including material from the San Rafael mine.

The Company’s subsidiary is currently in negotiations regarding a new collective bargaining agreement that will cover its hourly staff at the Galena Complex.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2017

Consolidated Results and Developments

	Q2-2017	Q2-2016	YTD-2017	YTD-2016
Revenues ($ M)	$17.2	$12.8	$32.4	$27.7
Silver Produced (oz)	557,892	556,404	1,081,639	1,228,478
Zinc Produced (lbs)	2,904,374	2,081,046	5,293,507	5,633,568
Lead Produced (lbs)	6,435,048	6,677,247	12,595,780	13,798,820
Copper Produced (lbs)	273,475	225,785	581,575	471,593
Total Silver Equivalent Produced (oz)[1]	1,175,836	997,537	2,280,073	2,267,786
Cost of Sales/Ag Eq Oz Produced ($/oz)[3]	$11.00	$10.80	$10.50	$10.08
Cash Cost/Ag Oz Produced ($/oz)[2,3]	$6.31	$11.38	$8.24	$10.53
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2,3]	$9.74	$14.62	$11.70	$13.20
Net Income (Loss) ($ M)	$0.9	$(2.1)	$0.7	$(3.8)
Comprehensive Income (Loss) ($ M)	$0.8	$(2.5)	$0.3	$(4.5)

[1]	Throughout this MD&A, silver equivalent production was calculated based on average silver, zinc, lead and copper realized prices during each respective period.
[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.
[3]
Calculation excludes pre-production of 22,549 silver ounces and 32,955 silver equivalent ounces mined in Q2-2017 and 62,714 silver ounces and 89,042 silver equivalent ounces mined in Q1-2017 from El Cajón during its commissioning period. Pre-production revenue and cost of sales from El Cajón are capitalized as development costs.

During Q2-2017, the Company produced 1,175,836 silver equivalent ounces, including 557,892 ounces of silver, at cost of sales of $11.00/oz. equivalent silver, by-product cash cost of $6.31/oz. silver, and all-in sustaining cost of $9.74/oz. silver. These results compare to 997,537 silver equivalent ounces, including 556,404 ounces of silver, at cost of sales of $10.80/oz. equivalent silver, by-product cash cost of $11.38/oz. silver, and all-in sustaining cost of $14.62/oz. silver during Q2-2016, a 18%, 1% and 2% increase in production of silver equivalent ounces, production of silver ounces, and cost of sales per equivalent silver ounce, respectively, and a 45% and 33% decrease in by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively. During YTD-2017, the Company produced 2,280,073 silver equivalent ounces, including 1,081,639 ounces of silver, at cost of sales of $10.50/oz. equivalent silver, by-product cash cost of $8.24/oz. silver, and all-in sustaining cost of $11.70/oz. silver. These results compare to 2,267,786 silver equivalent ounces, including 1,228,478 ounces of silver, at cost of sales of $10.08/oz. equivalent silver, by-product cash cost of $10.53/oz. silver, and all-in sustaining cost of $13.20/oz. silver during YTD-2016, a 1% and 4% increase in production of silver equivalent ounces, and cost of sales per equivalent silver ounce, respectively, and a 12%, 22% and 11% decrease in production of silver ounces, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively. The significant decrease in cash costs and all-in sustaining costs was due to lower operating costs and lack of capitalized development at Nuestra Señora, increased zinc and lead production, improved concentrate off-take terms, and the increase in the realized prices from these by-product metals.

Despite lower year-to-date silver production, revenues increased by $4.7 million from $27.7 million for the six months ended June 30, 2016 to $32.4 million for the six months ended June 30, 2017, while net income improved to $0.7 million compared to net loss $3.8 million loss during the same period, a $4.5 million improvement. Increase in revenues during the period is primarily due to the increase in realized prices during the period at both the operations. Improvement in net income was attributable to higher net revenue on concentrate sales, lower smelter charges, lower cost of sales, lower exploration costs, and lower interest and financing expense, partially offset by higher depletion and amortization, and higher corporate general and administrative expenses related to share-based compensation and the NYSE “MKT” listing. The Company also generated cash from operating activities before non-cash working capital items of $6.3 million in the first half of 2017 compared to $1.6 million in the first half of 2016. These variances are further discussed in the following sections.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2017

In January of 2017, the Company entered into a low interest rate $15 million concentrate pre-payment facility with Glencore to fund a portion of the development costs for San Rafael. Under the terms of the pre-payment facility, Glencore will provide the Company with a four-year facility of up to $15 million to be used for the development of San Rafael and commercial production of its concentrates. The facility is secured by a promissory note in the amount of up to $15 million issued by the Company, a corporate guarantee in favour of Glencore, and limited asset level security on San Rafael. The pre-payment facility was drawn in full in late March 2017. The Company has also entered into four-year offtake agreements with Glencore for the zinc and lead concentrates produced from San Rafael. Glencore will pay for the concentrates at the prevailing market prices for silver, lead and zinc, less customary treatment, refining and penalty charges.

On February 10, 2017, the Company made a principal repayment in full of $1.6 million towards its outstanding debt facility from February 2016 at maturity. On March 30, 2017, the Company made an early principal repayment in full of $5.6 million towards its outstanding debt facility from August 2013 due December 2017. Total repayments during the first quarter were approximately $8.0 million.

In March of 2017, the Company entered into an option acquisition agreement with Santacruz Silver Mining Ltd. (“Santacruz”) to acquire an existing option with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico for total consideration of $15 million in cash, payable in two installments. The purchase of the option for $5 million plus an initial option payment for $2 million was paid to Santacruz and Hochschild, respectively, with cash on hand by the Company in March while the final option payment of $8 million is payable to Hochschild on or before December 15, 2017. Upon completion of the final payment option, the Company will have acquired 100% of the San Felipe property, a silver-zinc-lead development project in a safe and mining-friendly jurisdiction free of any underlying third party royalties.

On August 2, 2017, the Company appointed Manuel Rivera to its Board of Directors.  Mr. Rivera is currently the President & CEO of Grupo Expansión with over 20 years of experience in a variety of industries including media, digital, and consumer goods. Mr. Rivera began his career at Procter & Gamble (Mexico) before joining Grupo Expansión as the head of sales & marketing, moving up to COO, then to President and co-owner after a management-led buyout. Mr. Rivera’s impressive track record and experience with Grupo Expansión will help advance the Company’s interests in its principal country of growth.

On December 21, 2016, the Company filed articles of amendment to complete an approved share consolidation of the Company’s issued and outstanding common shares on the basis of twelve pre-consolidated common shares for one post-consolidated common share. The share consolidation was completed solely to meet the NYSE MKT listing requirement. The listing was successfully completed in January 2017.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2017

Cosalá Operations

	Q2-2017	Q2-2016	YTD-2017	YTD-2016
Tonnes Milled	134,778	120,347	263,355	251,410
Silver Grade (g/t)	66	88	68	88
Zinc Grade (%)	1.29	1.45	1.32	1.50
Lead Grade (%)	0.64	0.47	0.64	0.59
Copper Grade (%)	0.15	0.26	0.16	0.22
Silver Recovery (%)	85.4	71.9	85.8	77.8
Zinc Recovery (%)	82.5	55.3	82.1	68.3
Lead Recovery (%)	77.8	46.2	79.0	63.6
Copper Recovery (%)	61.5	32.4	63.4	38.5
Silver Produced (oz)	242,523	244,548	492,819	552,128
Zinc Produced (lbs)	2,904,374	2,081,046	5,293,507	5,633,568
Lead Produced (lbs)	1,351,258	574,775	2,475,722	2,084,828
Copper Produced (lbs)	273,475	225,785	581,575	471,593
Total Silver Equivalent Produced (oz)	564,112	405,797	1,097,874	1,016,283
Silver Sold (oz)	240,154	203,343	494,309	508,641
Zinc Sold (lbs)	2,746,948	1,774,368	5,247,498	5,457,422
Lead Sold (lbs)	1,278,865	563,135	2,466,270	2,137,847
Copper Sold (lbs)	294,278	168,104	589,614	405,912
Realized Silver Price ($/oz)	$16.91	$17.36	$17.35	$15.91
Realized Zinc Price ($/lb)	$1.17	$0.89	$1.22	$0.82
Realized Lead Price ($/lb)	$0.98	$0.80	$1.01	$0.79
Realized Copper Price ($/lb)	$2.60	$2.17	$2.63	$2.15
Cost of Sales/Ag Eq Oz Produced ($/oz)[2]	$7.57	$9.51	$7.41	$8.68
Cash Cost/Ag Oz Produced ($/oz)[1,2]	$(2.43)	$9.34	$(0.11)	$8.11
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1,2]	$(2.43)	$11.89	$(0.07)	$10.05

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.
[2]
Calculation excludes pre-production of 22,549 silver ounces and 32,955 silver equivalent ounces mined in Q2-2017 and 62,714 silver ounces and 89,042 silver equivalent ounces mined in Q1-2017 from El Cajón during its commissioning period. Pre-production revenue and cost of sales from El Cajón are capitalized as development costs.

The Cosalá Operations processed 134,778 tonnes of ore at an average grade of 66 g/t of silver to produce 242,523 ounces of silver at cost of sales of $7.57/oz. equivalent silver, by-product cash cost of negative $2.43/oz. silver, and all-in sustaining cost of negative $2.43/oz. silver during Q2-2017. These results compare to 120,347 tonnes of ore at an average grade of 88 g/t of silver to produce 244,548 ounces of silver at cost of sales of $9.51/oz. equivalent silver, by-product cash cost of $9.34/oz. silver, and all-in sustaining cost of $11.89/oz. silver during Q2-2016, a 12% increase in tonnes of ore milled, and a 1%, 20%, 126% and 120% decrease in ounces of silver produced, cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively. Silver recovery to concentrate was 85.4% in Q2-2017 (Q2-2016 – 71.9%).

During YTD-2017, the Cosalá Operations processed 263,355 tonnes of ore at an average grade of 68 g/t of silver to produce 492,819 ounces of silver at cost of sales of $7.41/oz. equivalent silver, by-product cash cost of negative $0.11/oz. silver, and all-in sustaining cost of negative $0.07/oz. silver. These results compare to 251,410 tonnes of ore at an average grade of 88 g/t of silver to produce 552,128 ounces of silver at cost of sales of $8.68/oz. equivalent silver, by-product cash cost of $8.11/oz. silver, and all-in sustaining cost of $10.05/oz. silver during YTD-2016, a 5% increase in tonnes of ore milled, and a 11%, 15%, 101% and 101% decrease in ounces of silver produced, cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively. Silver recovery to concentrate was 85.8% in YTD-2017 (YTD-2016 – 77.8%).

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2017

The increase in tonnes milled and recovery rates in Q2-2017 compared to Q2-2016 were due to the resumption of mining subsequent to the ground movement experienced in early Q2-2016. As previously reported, the Nuestra Señora mine began experiencing ground movements early in Q2-2016 around historic stopes near the mine’s primary access, gradually impairing this access way. During most of the quarter, the mill processed ore from existing oxidized stockpiles and historical mines at the Cosalá Operations while development was completed to establish an alternate access to the mine. These supplementary feed sources maintained milling rates until the resumption of production at Nuestra Señora though with lower recovery levels due to the oxidization of the alternative ore sources.

The significant decrease in cash costs and all-in sustaining costs was due to lower operating costs and lack of capitalized development at Nuestra Señora, increased zinc and lead production, decreased smelter charges, and the increase in the realized prices from these by-product metals. The Company also continues to benefit from cost containment efforts at Cosalá implemented in response to the previously unfavourable economic condition of the precious metal industry, resulting in lower direct labour, material and indirect expenses.

Realized silver price at $16.91/oz. and $17.35/oz. for Q2-2017 and YTD-2017, respectively (Q2-2016 – $17.36/oz. and YTD-2016 – $15.91/oz., respectively), are comparable to the average London silver spot price of $17.25/oz. and $17.34/oz. for Q2-2017 and YTD-2017, respectively (Q2-2016 – $16.78/oz. and YTD-2016 – $15.80/oz., respectively). The realized silver price increased by 9% from YTD-2016 to YTD-2017 as silver prices began to improve late in the first half of 2016. Realized silver prices is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and treatment and refining charges.

Galena Complex

	Q2-2017	Q2-2016	YTD-2017	YTD-2016
Tonnes Milled	44,649	41,353	83,565	85,398
Silver Grade (g/t)	231	251	231	264
Lead Grade (%)	5.68	7.49	6.03	6.96
Silver Recovery (%)	95.1	93.4	95.0	93.4
Lead Recovery (%)	90.9	89.4	91.1	89.4
Silver Produced (oz)	315,369	311,856	588,820	676,350
Lead Produced (lbs)	5,083,790	6,102,472	10,120,058	11,713,992
Total Silver Equivalent Produced (oz)	611,724	591,740	1,182,199	1,251,503
Silver Sold (oz)	334,325	325,006	608,997	690,961
Lead Sold (lbs)	5,446,923	6,239,943	10,378,725	11,871,508
Realized Silver Price ($/oz)	$17.17	$17.08	$17.32	$16.00
Realized Lead Price ($/lb)	$1.00	$0.78	$1.02	$0.78
Cost of Sales/Ag Eq Oz Produced ($/oz)	$13.98	$11.68	$13.05	$11.22
Cash Cost/Ag Oz Produced ($/oz)[1]	$12.40	$12.98	$14.02	$12.51
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$18.23	$16.76	$19.85	$15.77

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

The Galena Complex processed 44,649 tonnes of ore at an average grade of 231 g/t of silver to produce 315,369 ounces of silver at cost of sales of $13.98/oz. equivalent silver, by-product cash cost of $12.40/oz. silver, and all-in sustaining cost of $18.23/oz. silver during Q2-2017, compared to 41,353 tonnes of ore at an average grade of 251 g/t of silver to produce 311,856 ounces of silver at cost of sales of $11.68/oz. equivalent silver, by-product cash cost of $12.98/oz. silver, and all-in sustaining cost of $16.76/oz. silver during Q2-2016, a 8%, 1%, 20% and 9% increase in tonnes of ore milled, ounces of silver produced, cost of sales per equivalent silver ounce, and all-in sustaining cost per ounce, respectively, and a 5% decrease in by-product cash cost per ounce. No ore tonnage was processed through the Coeur mill during Q2-2017 and Q2-2016.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2017

During YTD-2016, the Galena Complex processed 83,565 tonnes of ore at an average grade of 231 g/t of silver to produce 588,820 ounces of silver at cost of sales of $13.05/oz. equivalent silver, by-product cash cost of $14.02/oz. silver, and all-in sustaining cost of $19.85/oz. silver, compared to 85,398 tonnes of ore at an average grade of 264 g/t of silver to produce 676,350 ounces of silver at cost of sales of $11.22/oz. equivalent silver, by-product cash cost of $12.51/oz. silver, and all-in sustaining cost of $15.77/oz. silver during YTD-2016, a 2% and 12% decrease in tonnes of ore milled, and ounces of silver produced, respectively, and a 16%, 12% and 26% increase in cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively. No ore tonnage was processed through the Coeur mill during YTD-2017 (YTD-2016 – 5%).

Both silver and lead production at the Company’s Galena Complex were below expectations in the second quarter due to a shortfall in grade despite greater tonnage. This shortfall was primarily a result of operational challenges, including reduced equipment availability and inadequate cemented fill quality, in some of the key production areas in the lower parts of the mine. The mill relied more than expected on lower grade development ore from the upper levels of the mine. The specific issues are being addressed and site personnel continue to advance their planning practices to improve production flexibility in the future.

Realized silver price at $17.17/oz. and $17.32/oz. for Q2-2017 and YTD-2017, respectively (Q2-2016 – $17.08/oz. and YTD-2016 – $16.00/oz., respectively), are comparable to the average London silver spot price of $17.25/oz. and $17.34/oz. for Q2-2017 and YTD-2017, respectively (Q2-2016 – $16.78/oz. and YTD-2016 – $15.80/oz., respectively). The realized silver price increased by 8% from YTD-2016 to YTD-2017 as silver prices began to improve late in the first half of 2016. Realized silver prices is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and treatment and refining charges.

Guidance

The Company’s guidance for 2017 remains at production of 2.0 – 2.5 million silver ounces at cost of sales of $8.00 – $10.00 per ounce equivalent silver, cash costs of $4.00 – $5.00 per ounce silver and all-in sustaining costs of $9.00 – $10.00 per ounce silver. Silver equivalent production has been reduced slightly to 5.0 – 5.5 million silver equivalent ounces as a result of lower grades experienced at the Galena Complex during the first half of the year.

Results of Operations

Analysis of the three months ended June 30, 2017 vs. the three months ended June 30, 2016

The Company recorded net income of $0.9 million for the three months ended June 30, 2017 compared to net loss of $2.2 million for the three months ended June 30, 2016. The improvement to net income was primarily attributable to higher net revenue on concentrate sales ($4.4 million), lower corporate general and administrative expenses ($0.5 million), and lower interest and financing expense ($0.6 million), partially offset by higher cost of sales ($1.8 million), and higher depletion and amortization ($0.5 million), each of which are described in more detail below.

Revenues increased by $4.4 million from $12.8 million for the three months ended June 30, 2016 to $17.2 million for the three months ended June 30, 2017. The increase during the period is primarily due to $2.9 million in increased revenues generated at the Cosalá Operations related to increase by-product metal sales and realized prices during the period, plus $1.5 million in increased revenues generated at the Galena Complex from increase in realized by-product prices during the period and lower smelter charges.

Cost of Sales increased by $1.8 million from $10.8 million for the three months ended June 30, 2016 to $12.6 million for the three months ended June 30, 2017. The increase is primarily due to a $1.6 million increase in cost of sales from the Galena Complex mainly from increase in concentrate inventory sold and higher labour costs incurred due to unexpected increase in employee-related medical costs.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2017

Depletion and amortization increased by $0.5 million from $1.5 million for the three months ended June 30, 2016 to $2.0 million for the three months ended June 30, 2017. The increase is primarily due to depletion and amortization of property, plant and equipment of the Nuestra Señora mine as it operates toward scheduled mine closure this year.

Corporate general and administrative expenses decreased by $0.5 million from $1.5 million for the three months ended June 30, 2016 to $1.0 million for the three months ended June 30, 2017. The decrease is primarily due to a $0.4 million decrease in share-based compensation from issued stock options and restricted share units during the prior year.

Interest and financing expense decreased by $0.6 million from $0.6 million for the three months ended June 30, 2016 to nil for the three months ended June 30, 2017. The decrease is primarily due to reduced interest charges from the repayment of all outstanding credit facilities during first quarter of 2017.

Analysis of the six months ended June 30, 2017 vs. the six months ended June 30, 2016

The Company recorded net income of $0.7 million for the six months ended June 30, 2017 compared to net loss of $3.8 million for the six months ended June 30, 2016. The improvement to net income was primarily attributable to higher net revenue on concentrate sales ($4.7 million), lower cost of sales ($0.2 million), lower exploration costs ($0.3 million), and lower interest and financing expense ($0.5 million), partially offset by higher depletion and amortization ($0.7 million), and higher corporate general and administrative expenses ($0.5 million), each of which are described in more detail below.

Revenues increased by $4.7 million from $27.7 million for the six months ended June 30, 2016 to $32.4 million for the six months ended June 30, 2017. The increase during the period is primarily due to $3.1 million in increased revenues generated at the Cosalá Operations related to increase by-product metal sales and realized prices during the period, plus $1.6 million in increased revenues due to increase in realized metal prices and decrease in smelter charges at the Galena Complex during the period.

Cost of Sales decreased by $0.2 million from $22.9 million for the six months ended June 30, 2016 to $22.7 million for the six months ended June 30, 2017. The decrease is primarily due to a $1.6 million decrease in direct mining costs from the Cosalá Operations as a result of workforce reductions previously implemented, offset by a $1.4 million increase in cost of sales from the Galena Complex mainly from higher labour costs incurred due to unexpected increase in employee-related medical costs.

Depletion and amortization increased by $0.7 million from $3.4 million for the six months ended June 30, 2016 to $4.1 million for the six months ended June 30, 2017. The increase is primarily due to depletion and amortization of property, plant and equipment of the Nuestra Señora mine at the Cosalá Operations as it operates toward scheduled mine closure this year.

Corporate general and administrative expenses increased by $0.5 million from $2.7 million for the six months ended June 30, 2016 to $3.2 million for the six months ended June 30, 2017. The increase is primarily due to increases in insurance, professional fees and listing costs in relation to trading on the NYSE MKT during the period.

Exploration costs decreased by $0.3 million from $0.9 million for the six months ended June 30, 2016 to $0.6 million for the six months ended June 30, 2017. The decrease is primarily due to the reduction exploration activities form the Galena Complex during the period.

Interest and financing expense decreased by $0.5 million from $1.1 million for the six months ended June 30, 2016 to $0.6 million for the six months ended June 30, 2017. The decrease is primarily due to reduced interest charges from the repayment of all outstanding credit facilities during the period.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2017

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with June 30, 2017.

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2017	2017	2016	2016	2016	2016	2015	2015
Revenues ($ M)	$17.2	$15.2	$14.4	$16.8	$12.8	$14.9	$11.5	$12.8
Net Income (Loss) ($ M)	0.9	(0.2)	(2.4)	1.0	(2.1)	(1.7)	(7.2)	(4.8)
Comprehensive Income (Loss) ($ M)	0.8	(0.5)	(1.0)	0.8	(2.5)	(2.0)	(11.5)	(4.5)

Silver Produced (oz)	557,892	523,747	564,475	596,855	556,404	672,074	599,677	682,715
Zinc Produced (lbs)	2,904,374	2,389,133	2,671,391	2,183,814	2,081,046	3,552,522	3,075,468	2,626,541
Lead Produced (lbs)	6,435,048	6,160,732	7,277,346	7,991,507	6,677,247	7,121,573	7,067,802	6,572,325
Copper Produced (lbs)	273,475	308,100	260,018	326,639	225,785	245,808	321,616	546,666
Cost of Sales/Ag Eq Oz Produced ($/oz)	$11.00	$9.93	$9.91	$10.25	$10.80	$9.52	$11.33	$10.81
Cash Cost/Ag Oz Produced ($/oz)[1]	$6.31	$10.49	$8.91	$10.00	$11.33	$9.80	$14.38	$12.01
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$9.74	$13.97	$11.57	$12.86	$14.57	$12.00	$18.45	$16.47

Current Assets (qtr. end) ($ M)	$29.9	$36.0	$36.6	$41.1	$38.9	$17.9	$15.8	$19.3
Current Liabilities (qtr. end) ($ M)	11.6	11.1	16.5	13.1	20.8	12.5	10.3	8.3
Working Capital (qtr. end) ($ M)	18.3	24.9	20.1	28.0	18.1	5.4	5.5	11.0

Total Assets (qtr. end) ($ M)	$127.7	$127.1	$117.3	$120.4	$119.3	$98.3	$96.9	$102.0
Total Liabilities (qtr. end) ($ M)	38.6	39.1	30.1	32.4	41.4	33.6	32.0	25.8
Total Equity (qtr. end) ($ M)	89.1	88.0	87.2	88.0	77.9	64.7	64.9	76.2

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Liquidity

As of June 30, 2017, the Company’s cash totalled $12.8 million, compared to $24.1 million at December 31, 2016. Working capital decreased to $18.3 million at June 30, 2017 from $20.1 million at December 31, 2016, a decrease of $1.8 million. Current liabilities as at June 30, 2017 were $11.6 million which is $4.9 million lower than at December 31, 2016 mainly due to early principal repayments of current debt facilities.

The change in cash since December 31, 2016 can be summarized as follows (in millions of U.S. dollars):

Opening cash balance as at December 31, 2016	$24.1
Cash generated from operations	6.3
Purchase of San Felipe property option	(7.1)
Development costs on San Rafael	(7.9)
Development costs on El Cajón	(1.7)
Other property, plant and equipment spending	(4.3)
Financing from pre-payment facility	15.0
Repayments to credit facilities	(8.0)
Proceeds from exercise of options and warrants	0.7
Increase in trade and other receivables	(4.7)
Increase in prepaid expenses	(0.3)
Increase in trade and other payables	0.7
Closing cash balance as at June 30, 2017	$12.8

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2017

As previously discussed, the Company’s cash balance decreased from $24.1 million to $12.8 million due to several factors which have been previously highlighted in this MD&A, as follows: the repayment of the previous credit facilities existing at December 31, 2016, the closing the $15 million pre-payment facility with Glencore, the acquisition of the San Felipe option from Santacruz, and the development costs of the El Cajón and San Rafael projects at the Cosalá Operations. In addition, the Company’s accounts receivable balance increased by approximately $4.7 million from year-end 2016 due to a positive adjustment for the 2017/2018 smelter off-take agreement at the Galena Complex, increased VAT receivables in Mexico arising on expenditures related to the San Rafael development, and changes to the payment terms in the Company’s offtake agreement at the Cosalá Operations.

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. The Company’s cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels. Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sales of non-core assets, private equity financing, and the issuance of equity. As previously stated, the Company entered into a financing arrangement to maintain corporate flexibility during the development of San Rafael. The Company believes that it has sufficient cash flow to fund its 2017 operations and development and exploration plans while meeting production targets at current commodity price levels. In the longer term, as the Cosalá Operations and Galena Complex are optimized and if the outlook for silver prices remains positive, the Company believes that cash flows will be sufficient to fund ongoing operations.

The Company’s financial instruments consist of cash, trade receivables, restricted cash, long-term investments, trade and other payables, credit facilities, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers (See note 11 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2016). Although both pension plans are under-funded due to actuarial losses incurred from market conditions, the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $0.8 million per year for each of the next 5 years, with approximately $0.2 million to spend for the remainder of 2017 (as of August 9, 2017).

Capital Resources

The Company’s cash flow is dependent on delivery of its concentrates to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from smelters in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $20.9 million during the six months ended June 30, 2017 and $2.5 million for the same period of 2016, of which $12.4 million was spent towards drilling and underground development costs while $8.5 million was spent on investments in property, plant and equipment. All of these projects are dependent upon the Company maintaining a strong capital position.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2017

The following table sets out the Company’s contractual obligations as of June 30, 2017:

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$9,554	$9,554	$-	$-	$-
Credit facilities	15,000	2,000	10,250	2,750	-
Interest on credit facilities	1,967	893	1,025	49	-
Leases	1,636	357	587	520	172
Other long-term liabilities	982	-	103	-	879
Total	$29,139	$12,804	$11,965	$3,319	$1,051

1 - All leases can be cancelled upon proper notice periods by the Company.
2 - Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

There were no related party transactions for the six months ended June 30, 2017.

Risk Factors

The Company manages a number of risks to achieve an acceptable level of risk without appreciably hindering its ability to maximize returns. Management has procedures in place to identify and manage significant operational and financial risks. A discussion of risk factors relating to the Company is found under the heading “Risk Factors” in the Company’s Annual Information Form dated March 30, 2017 and its MD&A for the year ended December 31, 2016. Each of the discussions referred to above is incorporated by reference herein. The documents referred to above are available on SEDAR at www.sedar.com.

Accounting Standards and Pronouncements
Accounting standards issued but not yet applied
There have been no new accounting pronouncements issued in the first six months of 2017 that are expected to impact the Company. For a summary of recent pronouncements, see note 3 in the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2017.

Financial Instruments
At December 31, 2016, the Company had settled all outstanding foreign exchange derivatives previously put in place in fiscal 2014, resulting in a net realized loss of $0.1 million in fiscal 2015 on these contracts.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2017

Capital Structure
The Company is authorized to issue an unlimited number of common shares, where each common share provides the holder with one vote. As at June 30, 2017, there were 39,902,111 common shares issued and outstanding.

As at August 9, 2017, there were 39,908,361 common shares of the Company issued and outstanding and 2,540,825 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 6,720,842.

Controls and Procedures
Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"), as those terms are defined in National Instrument 52‐109 ‐ Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52‐109").

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at June 30, 2017, the Company’s CEO and CFO have certified that the DC&P are effective and that during the quarter ended June 30, 2017, the Company did not make any material changes in the ICFR that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce

The Company reports cash cost per ounce and all-in sustaining cost per ounce of silver produced, non-IFRS measures, in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement. Management uses these measures internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner.

These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning and may differ from methods used by other companies with similar descriptions. The methods do not include depletion, depreciation, exploration or corporate administrative costs and is therefore not directly reconcilable to costs as reported under International Financial Reporting Standards. All-in sustaining cost is the silver mining industry cash cost plus all development, capital expenditures, and exploration spending.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2017

Reconciliation of Consolidated Cash Cost per Ounce
	Q2-2017	Q2-2016	YTD-2017	YTD-2016
Cost of sales ('000)	$12,575	$10,773	$22,663	$22,867
Less non-cash costs ('000)[1]	(1,560)	(671)	447	(1,323)
Direct mining costs ('000)	$11,015	$10,102	$22,214	$21,544
Smelting, refining and royalty expenses ('000)	2,379	3,065	4,873	6,648
Less by-product credits ('000)	(10,018)	(6,833)	(18,876)	(15,257)
Total cash costs ('000)	$3,376	$6,334	$8,211	$12,935
Divided by silver produced (oz)[2]	535,343	556,404	996,376	1,228,478
Silver cash costs ($/oz)	$6.31	$11.38	$8.24	$10.53

Reconciliation of Cosalá Operations Cash Cost per Ounce
	Q2-2017	Q2-2016	YTD-2017	YTD-2016
Cost of sales ('000)	$4,021	$3,860	$7,233	$8,824
Less non-cash costs ('000)[1]	(633)	(495)	(1)	(1,149)
Direct mining costs ('000)	$3,388	$3,365	$7,232	$7,675
Smelting, refining and royalty expenses ('000)	784	1,243	1,411	3,057
Less by-product credits ('000)	(4,706)	(2,323)	(8,687)	(6,256)
Total cash costs ('000)	$(534)	$2,285	$(44)	$4,476
Divided by silver produced (oz)[2]	219,974	244,548	407,556	552,128
Silver cash costs ($/oz)	$(2.43)	$9.34	$(0.11)	$8.11

Reconciliation of Galena Complex Cash Cost per Ounce
	Q2-2017	Q2-2016	YTD-2017	YTD-2016
Cost of sales ('000)	$8,554	$6,913	$15,430	$14,043
Less non-cash costs ('000)[1]	(927)	(176)	448	(174)
Direct mining costs ('000)	$7,627	$6,737	$14,982	$13,869
Smelting, refining and royalty expenses ('000)	1,595	1,822	3,462	3,591
Less by-product credits ('000)	(5,312)	(4,510)	(10,189)	(9,001)
Total cash costs ('000)	$3,910	$4,049	$8,255	$8,459
Divided by silver produced (oz)	315,369	311,856	588,820	676,350
Silver cash costs ($/oz)	$12.40	$12.98	$14.02	$12.51

Reconciliation of Consolidated All-In Sustaining Cost per Ounce
	Q2-2017	Q2-2016	YTD-2017	YTD-2016
Total cash costs ('000)	$3,376	$6,334	$8,211	$12,935
Capital expenditures ('000)	1,817	1,268	3,399	2,373
Exploration costs ('000)	23	532	46	906
Total all-in sustaining costs ('000)	$5,216	$8,134	$11,656	$16,214
Divided by silver produced (oz)[2]	535,343	556,404	996,376	1,228,478
Silver all-in sustaining costs ($/oz)	$9.74	$14.62	$11.70	$13.20

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2017

Reconciliation of Cosalá Operations All-In Sustaining Cost per Ounce
	Q2-2017	Q2-2016	YTD-2017	YTD-2016
Total cash costs ('000)	$(534)	$2,285	$(44)	$4,476
Capital expenditures ('000)	-	511	14	706
Exploration costs ('000)	-	112	-	369
Total all-in sustaining costs ('000)	$(534)	$2,908	$(30)	$5,551
Divided by silver produced (oz)[2]	219,974	244,548	407,556	552,128
Silver all-in sustaining costs ($/oz)	$(2.43)	$11.89	$(0.07)	$10.05

Reconciliation of Galena Complex All-In Sustaining Cost per Ounce
	Q2-2017	Q2-2016	YTD-2017	YTD-2016
Total cash costs ('000)	$3,910	$4,049	$8,255	$8,459
Capital expenditures ('000)	1,817	757	3,385	1,667
Exploration costs ('000)	23	420	46	537
Total all-in sustaining costs ('000)	$5,750	$5,226	$11,686	$10,663
Divided by silver produced (oz)	315,369	311,856	588,820	676,350
Silver all-in sustaining costs ($/oz)	$18.23	$16.76	$19.85	$15.77

[1]	Non-cash costs consist of non-cash related charges to cost of sales including inventory movements and write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies.
[2]
Calculation excludes pre-production of 22,549 silver ounces and 32,955 silver equivalent ounces mined in Q2-2017 and 62,714 silver ounces and 89,042 silver equivalent ounces mined in Q1-2017 from El Cajón during its commissioning period. Pre-production revenue and cost of sales from El Cajón are capitalized as development costs.